The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

May 2, 2012

Via EDGAR and FedEx

Michael E. McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	AmREIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 29, 2011
File No. 333-175663

Dear Mr. McTiernan:

On behalf of AmREIT, Inc. (“AmREIT” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated September 14, 2011 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (File No. 333-175663) filed with the Commission on August 29, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments, as well as updates to the financial and other information since Amendment No. 1 was filed. The discussion below is presented in the order of the numbered comments in the Comment Letter.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 2, reflecting all changes to Amendment No. 1. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

Michael E. McTiernan

Securities & Exchange Commission

General

1. We note your response to comment 4 in our letter dated August 10, 2011. Please note we have referred your response to the Office of Mergers and Acquisitions for further review.

Based on telephone conversations with the Staff, the Company understands that the Staff has no further comments regarding this matter.

Our Distribution Policy, page 9

2. We note your response to comment 6 in our letter dated August 10, 2011 and we reissue the comment. Please add this information to your registration statement when it is available or advise.

In response to the Staff’s comment, the Company has added disclosure under “Our Distribution Policy” to reflect the current intention of the board of directors to maintain the current dividend rate following the offering.

Draft Legal Opinion

3. We note counsel’s assumption that the shares will not be transferred in violation of the charter. Please revise this assumption to limit the scope to the charter provision(s) relating to REIT qualification ownership limitations.

In response to the Staff’s comment, the Company’s counsel has revised its legal opinion to limit the scope of the referenced assumption to the charter provision(s) relating to REIT qualification ownership limitations. The Company has supplementally provided a revised draft of the legal opinion as Exhibit A to this letter, marked to show changes from the previous draft.

Draft Tax Opinion

4. We note that counsel has limited the use of the tax opinion to the addressee and has stated that it may not be relied upon for any purpose by any other person. Please note that investors must be able to use and rely upon the tax opinion in making an investment decision about your securities. Please have counsel revise its tax opinion to remove statements which imply that investors may not rely upon the opinion.

In response to the Staff’s comment, the Company’s counsel has revised its tax opinion to remove statements which imply that investors may not rely upon the opinion. The Company has supplementally provided a revised draft of the tax opinion as Exhibit B to this letter, marked to show changes from the previous draft.

*  *  *  *

Michael E. McTiernan

Securities & Exchange Commission

The Company respectfully believes that the proposed modifications to the above referenced legal opinions, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ John A. Good

cc:	H. Kerr Taylor, AmREIT, Inc.

Chad C. Braun, AmREIT, Inc.

Samantha S. Gallagher, Hogan Lovells US LLP

Exhibit A

Legal Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

            , ~~2011~~2012

AmREIT, Inc.

Suite 1000

8 Greenway Plaza

Houston, Texas 77046

Re:	Registration Statement on Form S-11 (File No. 333-175663)

Ladies and Gentlemen:

We have served as Maryland counsel to AmREIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to $86,250,000 in shares (the “Shares”) of Class B Common Stock, $0.01 par value per share, of the Company, to be issued by the Company in a public offering (the “Offering”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the sale, issuance and registration of the Shares and the delegation to a Pricing Committee of the Board (the “Pricing Committee”) of the power to determine the number of Shares and the offering price of each Share to be sold in the Offering (the “Resolutions”), certified as of the date hereof by an officer of the Company;

AmREIT, Inc.

             , ~~2011~~2012

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI (Restriction on Transfer and Ownership of Shares) of the Charter.

6. Prior to the issuance of the Shares, the Pricing Committee will determine, in accordance with the Resolutions, the number of Shares and the offering price of each Share to be sold in the Offering (the “Corporate Proceedings”).

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and the Corporate Proceedings, the Shares will be validly issued, fully paid and nonassessable.

AmREIT, Inc.

             , ~~2011~~2012

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

Tax Opinion

Exhibit 8.1

The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

[—], ~~2011~~2012

AmREIT, Inc.

8 Greenway Plaza

Houston, Texas 77046

Re:	AmREIT, Inc.’s Qualification as a Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to AmREIT, Inc., a Maryland corporation (the “Company”), in connection with the offer and sale of shares of the Company’s Class B stock, par value $0.01 per share, pursuant to a registration statement on Form S-11 filed on even date herewith (the “Registration Statement”), which contains the related prospectus (the “Prospectus”). You have requested our opinion regarding certain U.S. federal income tax matters.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided by the Company as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, the Company has provided us with, and we are relying upon, certificates containing certain factual representations and covenants of duly authorized officers of the Company (the “Officers’ Certificates”) relating to, among other things, (i) the actual and proposed operations of the Company and the entities in which the Company holds, or has held, a direct or indirect interest and (ii) the actual operations of AmREIT, a Maryland real estate investment trust that merged with and into the Company on November 24, 2009 (the “Predecessor Company”), and the entities in which the Predecessor Company held a direct or indirect interest.

For purposes of this opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officers’ Certificates or in any other document. In particular, we note that the Company and the entities in which the Company holds, or has held, a direct or indirect interest have engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We also note that the Predecessor Company and the entities in which the Predecessor Company held a direct or indirect interest engaged in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on the Company’s representations that the facts, statements, representations and covenants presented in the Officers’ Certificates and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief or intent. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with such facts, statements, representations and covenants. Any material change or inaccuracy in the facts, statements, representations and covenants referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed that each of the documents has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended subsequent to our review. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

bassberry.com

AmREIT, Inc. Page 2

Our opinion also is based on the correctness of the following assumptions: (i) the Company and the entities in which the Company holds, or has held, a direct or indirect interest have been and will continue to be operated in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (ii) the Predecessor Company and the entities in which the Predecessor Company held a direct or indirect interest were operated at all times in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities in which the Company holds a direct or indirect interest have been formed and (iv) each of the written agreements to which the Company, the Predecessor Company or any of the entities in which either the Company or the Predecessor Company has or had an interest is a party will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to the Company or the Predecessor Company, other than as expressly stated below.

Based on the foregoing and subject to the other qualifications and limitations included herein, we are of the opinion that:

1. Commencing with its taxable year ending December 31, 2008, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its method of operation will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year ending December 31, ~~2011~~2012 and thereafter.

2. Commencing with its taxable year ending December 31, 2007 through its taxable year ending November 24, 2009, the Predecessor Company was organized in conformity with the requirements for qualification and taxation as a REIT under the Code.

3. The statements set forth in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

The Company’s continued qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels, the diversity of its stock ownership and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of the Company’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein

AmREIT, Inc. Page 3

that becomes incorrect or untrue. We will not review on a continuing basis the compliance by the Company or the entities in which the Company holds a direct or indirect interest with the documents or assumptions set forth above, or the representations set forth in the Officers’ Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinion is based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The IRS has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification and taxation. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinion is rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. This opinion letter ~~is solely for the information and use of the addressee, and it~~ speaks only as of the date hereof. We undertake no obligation to update any opinion expressed herein after the date of this letter. This opinion letter ~~may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency~~has been prepared in connection with the filing of the Registration Statement on the date hereof and may not be used for any other purpose without our express written consent.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Bass, Berry & Sims PLC under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Sincerely,

DRAFT
Bass, Berry & Sims PLC